UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 9, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

bradesco

press release

bradesco 80 anos

In an integrated innovation ecosystem,
we offer a complete and customized banking experience to our more than 71 million clients.

In this quarter, we expanded our presence in the market through an exclusive partnership with Amazon to launch its first credit card in the country. We also expanded our global reach with the availability of "My Account" international accounts, which allow withdrawals and purchases in more than 200 countries using the commercial dollar. We continue to strengthen our wealth business and, in order to provide clients with a more affordable and efficient investment journey, Ágora – a complete and open platform – has allowed for flexible rates of various operations at B3. We also have Bradesco Asset – one of the largest resource managers in Brazil –, placed at the top of the fund raising rankings which has more than R$718 billion under management and net capture of R$10 billion in the year. In the universe of investments and strategic advice we have BBI, which has been working strongly in Brazil and abroad, and making an important contribution to the generation of revenue from services in the quarter.

Our advance in the strategy of product commercialization through digital channels contributed to the payroll-deductible loan releases (+43% vs. 9M22), increase in the sales of consortia (+88% vs. 9M22) and boosted insurance transactions (2.3 million), generating revenues of more than R$2.4 billion in 2023. These initiatives, coupled with the advance in the agenda of digital innovations – using cloud, generative artificial intelligence, and providing financial management tools – are reflected in our NPS, which has been constantly improving.

In relation to financial performance, our net income was R$4.6 billion in the quarter (+2.3% vs. 2Q23), with an increase of 0.5 p.p. in Tier I Capital, in an economic scenario of falling interest rates and with signs of deceleration of the inflation.

The delinquency indicator over 90 days showed improvement in the quarter, highlighting that the loan portfolio remained stable. The credit concession policy is producing crops with higher quality, allowing the intensification of the commercial activity. With this, we raised the production levels and revenue generation capacity with a better short-term delinquency for the second consecutive quarter, as well as the delinquency of new crops orbiting at the lowest historical levels. The new operations classified in the AA-C rating exceeded 97%.

The net interest margin was benefited by a 10.9% reduction in ALL expenses, mainly by the mass market portfolio profile, which already has positive results regarding the new crops. The market NII continues in recovery trajectory and showed positive results in this quarter, and the performance of the client NII reflects the current production levels with more restrictive credit dynamics. Revenue of services rendered the R$9 billion mark (+4.1% vs. 2Q23) and insurance operations reached the important income of R$4.6 billion, with a quarterly ROAE of 23.9%. Operating expenses showed expected behavior, even with the increasing investments in technology, and the effects of the collective bargaining agreement.

Reinforcing our sustainable development strategy, we conducted with the International Finance Corporation (IFC) a funding of R$1.3 billion in resources to expand the funding for micro, small and medium-sized enterprises based in the Northern and Northeastern regions with operations in the creative industry, valuing the local culture.

We are the only bank and the only Brazilian representative in the TIG - Transition Implementation Group on IFRS S1 and IFRS S2, from ISSB, a group created by the International Council of Standards for the Disclosure of Financial Information, with the aim of supporting the implementation of financial reporting standards related to Sustainability and Climate Change.

We remain committed to simplifying the daily lives of clients so that they gain productivity and competitiveness, ensuring that each interaction is a great experience for everyone, because with Bradesco, the client wins.

enjoy the reading!

quarter highlights



amazon
amazon prime

cards amazon & amazon prime

Card issuance at launch above expectations

Volume transacted 3x above the expected

my account

the **international digital** account for **individuals** that **took off**!



bradesco
my ACCOUNT
usd
VISA
my ACCOUNT
usd
VISA

+100 thousand

accounts in just 3 months

Customer-centric

36.5 MM Individuals

1.6 MM High Income

34.9 MM Retail

1.8 MM SMEs

45.7 thousand Large Corporate

1.8 MM Companies

13 digital platforms dedicated to customized service by business segment and client profile

Recognition of our journey of Digital Transformation and Innovation

Innovation in Digital Banking Awards (The Banker)

Global case in the "Investment Banking" category with **Invest+** (investment consolidator)



Global **Solutions**

Another pioneering solution!

Global and completely digital financial management for companies

- Monitor checking accounts **in different banks** from **one place plus make transfers**, **payments** and **PIX**
- Integration with the SWIFT network
- View by economic group
- Multilingual, multi-currency and multi-bank

Digital port

New Bradesco **Technology** and Innovation **Hub in Recife**

- Connection with universities
- Proximity to partner companies
- Projects using emerging technologies: Blockchain, Cloud and AI

#1

the first company of the traditional economy to reach the complex

600

employees until 2025

3Q23

RECURRING NET INCOME

R$4.6 bi

▲ **2.3%** | 3Q23 vs. 2Q23 (q/q) ▽ **11.5%** | 3Q23 vs. 3Q22 (y/y)

QUARTERLY ROAE

11.3%

▲ **0.2** p.p. q/q

QUARTERLY ER

48.2%

△ **2.1** p.p. q/q

R$2.8 bi

of Interest on Shareholders' Equity (gross) > payout of 65% in the quarter

NET INTEREST INCOME

R$15.9 bi

▽ **4.2%** q/q ▽ **2.6%** y/y

FEE AND COMMISSION INCOME

R$9.1 bi

▲ **4.1%** q/q ▲ **2.9%** y/y

OPERATING EXPENSES

R$13.4 bi

△ **2.7%** q/q △ **8.1%** y/y

EXPANDED LOAN PORTFOLIO

R$877.5 bi

▲ **1.0%** q/q ▽ **0.1%** y/y

DELINQUENCY RATIO

15 TO 90 DAYS

4.1%

▼ **Improvement** of **0.3** p.p. q/q

OVER 90 DAYS

5.6%

▼ **Improvement** of **0.1** p.p. q/q

BASEL | TIER I

13.4%

▲ **Improvement** of **0.5** p.p. q/q

INSURANCE GROUP

RECURRING NET INCOME

R$2.4 bi

▽ **0.8%** q/q
▲ **57.5%** y/y

ROAE QUARTERLY

23.9%

▽ **0.6** p.p. q/q ▲ **6.9** p.p. y/y

INCOME FROM OPERATIONS

R$4.6 bi

▽ **4.5%** q/q ▲ **33.3%** y/y

main information

R$ million (unless otherwise stated)	3Q23	2Q23	3Q22	9M23	9M22	Variation % (unless otherwise stated) 3Q23 x 2Q23	3Q23 x 3Q22	9M23 x 9M22
\\ Recurring Income Statement								
Recurring Net Income [1]	4,621	4,518	5,223	13,419	19,085	2.3	(11.5)	(29.7)
Book Net Income	4,621	4,518	5,211	13,419	19,295	2.3	(11.3)	(30.5)
Operating Income	5,240	4,990	7,047	15,074	27,739	5.0	(25.6)	(45.7)
Net Interest Income	15,859	16,556	16,283	49,068	49,705	(4.2)	(2.6)	(1.3)
Expanded ALL	(9,188)	(10,316)	(7,267)	(29,021)	(17,416)	(10.9)	26.4	66.6
Net Interest Margin	6,671	6,240	9,016	20,047	32,289	6.9	(26.0)	(37.9)
Fee and Commission Income	9,112	8,756	8,856	26,614	26,443	4.1	2.9	0.6
Operating Expenses	(13,428)	(13,074)	(12,418)	(39,295)	(35,649)	2.7	8.1	10.2
Income from Insurance, Pension Plans and Capitalization Bonds	4,624	4,841	3,469	13,134	10,461	(4.5)	33.3	25.6
\\ Statement of Financial Position								
Total Assets	1,931,295	1,884,020	1,891,631	1,931,295	1,891,631	2.5	2.1	2.1
Loans - Expanded Loan Portfolio	877,500	868,687	878,571	877,500	878,571	1.0	(0.1)	(0.1)
- Individuals	360,850	361,077	352,672	360,850	352,672	(0.1)	2.3	2.3
- Companies	516,650	507,609	525,899	516,650	525,899	1.8	(1.8)	(1.8)
Shareholders' Equity	160,801	159,317	156,884	160,801	156,884	0.9	2.5	2.5
Assets under Management	2,924,447	2,842,381	2,824,049	2,924,447	2,824,049	2.9	3.6	3.6
\\ Capital and Liquidity - %								
Total Ratio	16.0	15.5	15.8	16.0	15.8	0.5 p.p.	0.2 p.p.	0.2 p.p.
Tier I Capital	13.4	12.9	13.6	13.4	13.6	0.5 p.p.	(0.2) p.p.	(0.2) p.p.
Liquidity Coverage Ratio (LCR)	182.5	178.5	174.7	182.5	174.7	4.0 p.p.	7.8 p.p.	7.8 p.p.
Net Stable Funding Ratio (NSFR)	125.0	123.1	121.3	125.0	121.3	1.9 p.p.	3.7 p.p.	3.7 p.p.
\\ Profitability and Efficiency - %								
Annualized Return on Average Equity (ROAE) [2]	11.3	11.1	13.0	11.0	16.3	0.2 p.p.	(1.7) p.p.	(5.3) p.p.
Annualized Return on Average Assets (ROAA)	1.0	1.0	1.1	0.9	1.4	-	(0.1) p.p.	(0.5) p.p.
Efficiency Ratio (ER) [3]	48.2	46.1	46.5	47.3	44.8	2.1 p.p.	1.7 p.p.	2.5 p.p.
\\ Market Indicators								
Recurring Net Income per Share - R$ [4]	0.43	0.42	0.49	1.26	1.79	2.3	(11.5)	(29.7)
Market Capitalization [5]	143,441	165,416	192,620	143,441	192,620	(13.3)	(25.5)	(25.5)
Dividends/Interest on Shareholders' Equity	2,410	2,461	2,249	7,317	6,299	(2.0)	7.2	16.2
Price/Earnings Ratio [6]	9.6	10.6	7.5	9.6	7.5	(9.8)	27.5	27.5
Price to Book Ratio	0.9	1.0	1.2	0.9	1.2	(10.0)	(25.0)	(25.0)
Dividend Yield - % [7] [8]	7.1	6.1	3.2	7.1	3.2	1.0 p.p.	3.9 p.p.	3.9 p.p.
\\ Portfolio Indicators - %								
Delinquency Ratio (15 to 90 days/Expanded Loan Portfolio)	4.1	4.4	3.6	4.1	3.6	(0.3) p.p.	0.5 p.p.	0.5 p.p.
Delinquency Ratio (over 90 days/Expanded Loan Portfolio)	6.1	5.9	3.9	6.1	3.9	0.2 p.p.	2.2 p.p.	2.2 p.p.
Delinquency Ratio (over 90 days/Expanded Loan Portfolio) - Adjusted without Large Corporate Client	5.6	5.7	3.9	5.6	3.9	(0.1) p.p.	1.7 p.p.	1.7 p.p.
Coverage Ratio (> 90 days)	155.2	163.7	200.7	155.2	200.7	(8.5) p.p.	(45.5) p.p.	(45.5) p.p.

(1) According to the non-recurring events described on page 10 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For 9M23 / 9M22, it considers the cumulative index in 12 months; **(4)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits which occurred in the periods; **(5)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period; **(6)** Accumulated recurring net income in 12 months; **(7)** Source: Economática; and **(8)** Calculated by the share with the highest liquidity.

recurring net income statement

For better understanding, comparability and analysis of results, we present the Recurrent Net Income Statement, prepared based on management adjustments, excluding the non-recurring events described below in the table of reconciliation between the accounting and recurrent income:

R$ million	3Q23	2Q23	3Q22	9M23	9M22	Variation % 3Q23 x 2Q23	3Q23 x 3Q22	9M23 x 9M22
\\ Net Interest Income	**15,859**	**16,556**	**16,283**	**49,068**	**49,705**	**(4.2)**	**(2.6)**	**(1.3)**
- Client NII	15,836	16,652	17,527	49,454	50,293	(4.9)	(9.6)	(1.7)
- Market NII	23	(96)	(1,243)	(386)	(587)	-	-	(34.2)
\\ Expanded ALL	**(9,188)**	**(10,316)**	**(7,267)**	**(29,021)**	**(17,416)**	**(10.9)**	**26.4**	**66.6**
- ALL Expenses	(9,217)	(10,362)	(8,587)	(29,305)	(23,786)	(11.0)	7.3	23.2
- Income from Credit Recovery	1,160	1,168	1,498	3,258	4,740	(0.7)	(22.6)	(31.3)
- Impairment of Financial Assets	(179)	(432)	233	(892)	2,691	(58.6)	-	-
- Granted Discounts / Other (1)	(952)	(690)	(411)	(2,082)	(1,061)	38.0	131.6	96.2
\\ Net Interest Margin	**6,671**	**6,240**	**9,016**	**20,047**	**32,289**	**6.9**	**(26.0)**	**(37.9)**
Income from Insurance, Pension Plans and Capitalization Bonds	4,624	4,841	3,469	13,134	10,461	(4.5)	33.3	25.6
Fee and Commission Income	9,112	8,756	8,856	26,614	26,443	4.1	2.9	0.6
Operating Expenses	(13,428)	(13,074)	(12,418)	(39,295)	(35,649)	2.7	8.1	10.2
Personnel Expenses	(6,206)	(6,155)	(6,219)	(18,392)	(17,438)	0.8	(0.2)	5.5
Other Administrative Expenses	(5,651)	(5,559)	(5,573)	(16,628)	(16,000)	1.7	1.4	3.9
Other Income / (Operating Expenses)	(1,571)	(1,360)	(626)	(4,275)	(2,211)	15.5	-	93.4
Tax Expenses	(1,908)	(2,002)	(1,932)	(5,865)	(5,962)	(4.7)	(1.2)	(1.6)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	169	229	56	439	157	(26.2)	-	-
\\ Operating Income	**5,240**	**4,990**	**7,047**	**15,074**	**27,739**	**5.0**	**(25.6)**	**(45.7)**
Non-Operating Income	16	17	89	72	103	(5.9)	(82.0)	(30.1)
Income Tax / Social Contribution	(534)	(393)	(1,818)	(1,426)	(8,503)	35.9	(70.6)	(83.2)
Non-controlling interests in subsidiaries	(101)	(96)	(95)	(301)	(254)	5.2	6.3	18.5
\\ Recurring Net Income	**4,621**	**4,518**	**5,223**	**13,419**	**19,085**	**2.3**	**(11.5)**	**(29.7)**

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

non-recurring events

R$ million	3Q23	2Q23	3Q22	9M23	9M22
\\ Recurring Net Income	**4,621**	**4,518**	**5,223**	**13,419**	**19,085**
\\ Non-Recurring Events	**-**	**-**	**(12)**	**-**	**210**
Goodwill Amortization (Gross)	-	-	(12)	-	(97)
Demutualization of the CIP (Interbank Payments Clearing House) investment	-	-	-	-	231
Other (1)	-	-	-	-	77
\\ Book Net Income	**4,621**	**4,518**	**5,211**	**13,419**	**19,295**

(1) Basically, it takes into account the disposal of investment by Merchant E-Solutions Inc. made by Cielo.

summary analysis of recurring income

Net Income, Returns and Efficiency

Income Change | R$ million

Quarter



▼(697)
4,518
(816)
119
1,128
356
(354)
(217)
(113)
4,621
2Q23
Client NII
Market NII
Expanded ALL
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Operating Income from Insurance
Others (1)
3Q23

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

Recurring Net Income

R$ billion



▲2.3%
5.2
28.6
71.4
1.6
118.6
(18.6)
4.3
41.4
58.6
4.5
52.5
47.5
4.6
50.9
49.1
3Q22
4Q
1Q23
2Q
3Q
Insurance Activities %
Banking Activities %

ROAE Quarterly and Accrued

%



16.3
13.1
10.6
10.9
11.0
13.0
10.3
3.9
10.6
11.1
11.3
3Q22
4Q
1Q23
2Q
3Q
Accrued
Quartely
Without Large Corporate Client 100% Provisioned

An increase of 2.3% in the net income for the quarter, influenced by the positive results from fee and commission income, market NII, and a reduction of R$1.1 billion in ALL – mainly in the mass market – reflecting the improvement of the quality of new crops of loans. Insurance, Pension Plan and Capitalization operations continue at high levels and operating expenses remained aligned with the expectations.

The good performance of the fees and commissions and the income from insurance partially softened the effect of the client NII, the larger civil contingency expenses, the investments in technology and the effect of the collective bargaining agreement that took place in the 3Q23.

ER / Risk-Adjusted ER

%



64.9
74.7
79.8
84.8
86.6
44.8
45.1
45.9
46.8
47.3
46.5
47.7
47.1
46.1
48.2
3Q22
4Q
1Q23
2Q
3Q
Quarterly
12-month
12-month risk-adjusted

net interest income

R$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 x 2Q23 R$	3Q23 x 2Q23 %	3Q23 x 3Q22 R$	3Q23 x 3Q22 %	9M23 x 9M22 R$	9M23 x 9M22 %
\\ Net Interest Income	**15,859**	**16,556**	**16,283**	**49,068**	**49,705**	**(697)**	**(4.2)**	**(425)**	**(2.6)**	**(637)**	**(1.3)**
\\ Client NII (1)	**15,836**	**16,652**	**17,527**	**49,454**	**50,293**	**(816)**	**(4.9)**	**(1,691)**	**(9.6)**	**(839)**	**(1.7)**
Average Balance	710,718	715,212	715,965	716,361	700,784	(83)		(102)		911	
Average Rate	9.1%	9.7%	10.1%	9.3%	9.7%	(733)		(1,589)		(1,750)	
\\ Market NII (2)	**23**	**(96)**	**(1,243)**	**(386)**	**(587)**	**119**	**-**	**1,266**	**-**	**201**	**(34.2)**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** It is composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Client NII



Client NII | Indicators
10.1
9.8
9.9
9.7
9.1
5.8
1.4 (1)
4.2
3.6
3.8
R$ billion
17.5
17.5
17.0
16.7
15.8
7.3
14.9 (2)
9.5
10.3
9.2
10.3
2.6
7.4
6.3
6.6
3Q22
4Q
1Q23
2Q
3Q
Net Margin
Expanded ALL
Gross NIM Annualized (%)
Net NIM Annualized (%)



Product Mix - Individuals
%
Sept23
25.1
24.4
19.5
15.4
9.2
6.5
June23
24.9
24.0
20.0
15.7
9.3
6.2
Mar23
24.6
23.6
19.8
15.9
9.5
6.7
2022
24.7
23.5
19.4
15.8
9.9
6.7
2021
26.2
24.2
17.1
15.4
10.2
6.8
Payroll-deductible Loans
Real Estate Financing
Credit Card
Personal Loans
Vehicles
Others

(1) It excludes the effect of the ALL of a Large Corporate client and Portfolio Assignments, the net NIM would be 3.9%; and
(2) It considers the ALL of a 100% provisioned Large Corporate client.

Change in the client NII | R$ million



16,652
(83)
(224)
(788)
279
15,836
2Q23
Average Volume
Spread
Products Mix
Number of Days
3Q23
50,293
911
(604)
(1,105)
(41)
49,454
9M22
Average Volume
Spread
Products Mix
Number of Days
9M23

The client NII showed a decrease of 4.9% in nominal terms and 0.6 p.p. in the average rate compared to the second quarter of 2023 due to the mix of products and lower spreads, which reflects the focus on the quality of concessions with the greater risk discrimination of our operations. The ALL net interest income increased by 0.2 p.p. due to a reduction in ALL expenses. In the accumulated of 9M23, we had a 1.7% reduction in the client NII in relation to the same period of the previous year, as a result of the mix change and reduction of the margin of liabilities.

Market NII

The market NII maintains a gradual recovery trajectory. In relation to the previous quarter, there was an increase of R$119 million and R$1.3 billion compared to 3Q22, performance in relation to the improvement in the ALM result.

main funding sources

Funds Raised and Managed

R$2.9 tri △ **2.9%** q/q △ **3.6%** y/y

Sept23

Funds Raised △ **2.1%** y/y

Funds and Managed Portfolios △ **5.8%** y/y

R$ million	Sept23	June23	Sept22	Variation % Quarter	Variation % 12 months
Demand Deposits	43,599	45,939	51,933	(5.1)	(16.0)
Savings Deposits	127,331	128,301	132,847	(0.8)	(4.2)
Time Deposits + Debentures	450,229	431,062	421,264	4.4	6.9
Borrowings and Onlending	52,733	52,225	62,425	1.0	(15.5)
Funds from Issuance of Securities	240,457	239,361	214,971	0.5	11.9
Subordinated Debts	49,614	49,461	56,225	0.3	(11.8)
\\ Subtotal	**963,961**	**946,348**	**939,666**	**1.9**	**2.6**
Obligations for Repurchase Agreements (1)	293,049	267,648	281,153	9.5	4.2
Interbank Deposits	2,101	1,534	1,645	36.9	27.7
Working Capital (Own/Managed)	130,358	128,631	129,715	1.3	0.5
Foreign Exchange Portfolio	22,746	22,565	56,712	0.8	(59.9)
Payment of Taxes and Other Contributions	6,171	6,310	5,957	(2.2)	3.6
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	349,569	340,542	316,560	2.7	10.4
\\ Funds raised	**1,767,954**	**1,713,578**	**1,731,409**	**3.2**	**2.1**
\\ Investment Funds and Managed Portfolios	**1,156,493**	**1,128,803**	**1,092,640**	**2.5**	**5.8**
\\ Total Assets under Management	**2,924,447**	**2,842,381**	**2,824,049**	**2.9**	**3.6**

(1) It does not consider debentures.

Loans vs. Funding

We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.

In order to evaluate loan operations vs. funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million	Sept23	June23	Sept22	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	49,769	52,249	57,890	(4.7)	(14.0)
Savings Deposits	127,331	128,301	132,847	(0.8)	(4.2)
Time Deposits + Debentures	450,229	431,062	421,264	4.4	6.9
Funds from Financial Bills	232,638	230,932	201,262	0.7	15.6
\\ Customer Funds (1)	**859,966**	**842,543**	**813,264**	**2.1**	**5.7**
(-) Reserve Requirements	(119,165)	(117,876)	(114,280)	1.1	4.3
(-) Available Funds (Brazil)	(14,121)	(14,630)	(13,574)	(3.5)	4.0
\\ Customer Funds Net of Reserve Requirements	**726,680**	**710,037**	**685,410**	**2.3**	**6.0**
Borrowings and Onlending	52,733	52,225	62,425	1.0	(15.5)
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	85,914	89,337	99,766	(3.8)	(13.9)
\\ Total Funding (A)	**865,327**	**851,599**	**847,601**	**1.6**	**2.1**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**776,510**	**769,700**	**785,424**	**0.9**	**(1.1)**
\\ B / A	**89.7%**	**90.4%**	**92.7%**	**(0.7) p.p.**	**(3.0) p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

loan portfolio

bradesco 80 anos

Expanded | in R$ billion

877.5 +1.0% q/q -0.1% y/y

individuals	large corporates	SMEs
361 -0.1% q/q	351 +3.2% q/q	165 -1.1% q/q

companies

highlights

companies
+1.8% q/q

rural loans | companies and individuals
+32.7% and +9.7% q/q

real estate financing | companies and individuals
+5.3% and +1.6% q/q

Bacen Portfolio vs. Expanded Portfolio

R$ million	Sept23	June23	Sept22	Variation % Quartely	Variation % 12 months
Individuals	356,443	357,105	349,134	(0.2)	2.1
Companies	270,085	269,467	295,611	0.2	(8.6)
\\ Loan Portfolio - Bacen	**626,529**	**626,572**	**644,746**	**-**	**(2.8)**
Sureties and Guarantees	100,990	98,987	93,147	2.0	8.4
Securities (1)	104,140	99,757	102,317	4.4	1.8
Other	45,841	43,371	38,361	5.7	19.5
\\ Expanded Loan Portfolio	**877,500**	**868,687**	**878,571**	**1.0**	**(0.1)**
\\ Companies	**516,650**	**507,609**	**525,899**	**1.8**	**(1.8)**
Large Corporates	351,360	340,553	351,343	3.2	-
Micro, Small and Medium-Sized Enterprises	165,290	167,056	174,555	(1.1)	(5.3)
\\ Individuals	**360,850**	**361,077**	**352,672**	**(0.1)**	**2.3**
		Without exchange variation		**0.7**	**0.2**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

+1.0% in the expanded portfolio in the quarter, especially in products with guarantees, reflecting the repositioning of the credit policy to less risky methods, which continue to gain participation in the production mix. These combined factors have impacted the client NII. In the year, the portfolio remained stable, with an increase in Individuals and maintenance of the large corporates.

Changes in Expanded Loan Portfolio

R$ million



868,687
(227)
(1,766)
10,806
877,500
June23
Individuals
SMEs
Large Corporates
Sept23

R$ million



878,571
8,178
(9,265)
16
877,500
Sept22
Individuals
SMEs
Large Corporates
Sept23

R$24 bi of **credits released** in 3Q23 through digital channels, with emphasis on payroll-deductible loans.

(Total of R$63 bi loans released in 3Q23)

loan portfolio

Expanded Loan Portfolio by Client Profile, Product and Currency

R$ million	Sept23	June23	Sept22	Variation % Quarter	Variation % 12 months
\\ Individuals	**360,850**	**361,077**	**352,672**	**(0.1)**	**2.3**
Consumer Financing	**249,463**	**252,101**	**246,977**	**(1.0)**	**1.0**
Payroll-deductible Loans	90,544	89,842	88,327	0.8	2.5
Credit Card	70,452	72,165	65,771	(2.4)	7.1
Personal Loans	55,429	56,581	57,170	(2.0)	(3.0)
CDC/Vehicle Leasing	33,039	33,514	35,709	(1.4)	(7.5)
Real Estate Financing	**87,915**	**86,522**	**82,763**	**1.6**	**6.2**
Other Products	**23,472**	**22,454**	**22,932**	**4.5**	**2.4**
Rural Loans	14,920	13,606	13,822	9.7	7.9
Other	8,552	8,848	9,110	(3.3)	(6.1)
\\ Companies	**516,650**	**507,609**	**525,899**	**1.8**	**(1.8)**
Working Capital	129,337	133,367	152,391	(3.0)	(15.1)
Foreign Trade Finance	41,152	46,371	51,935	(11.3)	(20.8)
Real Estate Financing	23,395	22,216	19,518	5.3	19.9
BNDES/Finame Onlendings	16,548	16,274	15,447	1.7	7.1
CDC/Leasing	26,953	26,611	26,372	1.3	2.2
Rural Loans	35,293	26,588	23,696	32.7	48.9
Sureties and Guarantees	100,429	98,407	92,476	2.1	8.6
Securities	104,140	99,757	102,317	4.4	1.8
Other	39,401	38,019	41,746	3.6	(5.6)
\\ Expanded Loan Portfolio	**877,500**	**868,687**	**878,571**	**1.0**	**(0.1)**
Real	815,784	809,923	823,547	0.7	(0.9)
Foreign Currency	61,716	58,764	55,024	5.0	12.2

Portfolio Mix Total
%


44.3
18.3
37.4
2019
42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
39.8
19.8
40.4
2022
40.0
18.8
41.2
Sept23
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

Product Mix Companies


Sept23
Working Capital 25%
Securities 20%
Sureties and Guarantees 19%
Foreign Trade Finance 8%
Other 28%

loan portfolio

Real Estate Financing

Carteira

R$ billion



▲ 2%
102.3
19.5
82.8
105.3
20.6
84.7
107.2
21.1
86.1
108.7
22.2
86.5
111.3
23.4
87.9
Sept22
Dec
Mar23
June
Sept
Individuals
Companies

Origination

R$ million



▲ 37%
5,585
1,461
4,125
7,603
3,916
3,687
6,060
2,009
4,050
4,307
1,734
2,573
5,889
2,472
3,416
3Q22
4Q
1Q23
2Q
3Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 3Q23

Average term: **351 Months**

R$760 Thousand	**R$457 Thousand**	**60.2%**	**51.5%**
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Units Financed



18,264
6,728
11,536
22,569
12,832
9,737
15,092
6,572
8,520
10,586
4,736
5,850
12,720
5,569
7,151
3Q22
4Q
1Q23
2Q
3Q
Borrower
Builder

Payroll-Deductible Loans

Portfolio



%
60.7
60.9
60.7
61.4
62.0
R$ billion
88.3
89.2
89.7
89.8
90.5
87.6
41.3
46.3
12.4
44.0
44.2
11.8
46.9
41.7
11.5
50.2
38.7
11.1
54.3
35.2
10.5
89.5
Sept22
Dec
Mar23
June
Sept
Digital Channels%
Branches Network %
Correspondent %
Payroll-deductible Loans/Total Personal Loans

Distribution of the Portfolio by Sector



%
48.9
5.2
45.9
49.9
5.3
44.8
50.3
5.3
44.4
Sept22
June23
Sept23
Public Sector
Private Sector
Social Security National Institute (INSS)

Market Share

Sept23

14.6% Total	**17.0%**	Social Security
	11.5%	Private
	13.4%	Public

The portfolio is still growing, mainly in the public sector. The mobile channel continues to gain representation in this product, with a growth of 43% in the year (9M23 vs. 9M22).

bradesco 80 anos

Vehicle Financing

Portfolio


R$ billion
62.7
63.8
62.7
60.9
60.6
26.6
27.6
27.5
27.0
27.2
36.1
36.2
35.1
33.9
33.4
Sept22
Dec
Mar23
June
Sept
Individuals
Companies

Distribution of the Portfolio by Product


%
1.3
6.2
Sept23
92.5
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Expanded Loan Portfolio Distribution | By Economic Sector

R$ million	Sept23	%	June23	%	Sept22	%
\\ Economic Sector						
\\ Public Sector	**14,892**	**1.7**	**12,061**	**1.4**	**13,910**	**1.6**
Petrol, Derived and aggregated activities	6,466	0.7	6,795	0.8	8,665	1.0
Production and Distribution of Electricity	8,314	0.9	5,152	0.6	4,279	0.5
Other sectors	112	-	114	-	966	0.1
\\ Private Sector	**862,608**	**98.3**	**856,626**	**98.6**	**864,661**	**98.4**
Companies	**501,758**	**57.2**	**495,549**	**57.0**	**511,989**	**58.3**
Services	100,997	11.5	97,623	11.2	93,691	10.7
Retail	50,344	5.7	51,117	5.9	51,926	5.9
Transportation and Concession	41,118	4.7	38,537	4.4	39,477	4.5
Real estate and Construction Activities	32,403	3.7	31,841	3.7	38,951	4.4
Wholesale	24,851	2.8	26,589	3.1	26,100	3.0
Food products	22,068	2.5	23,871	2.7	21,979	2.5
Automotive	10,100	1.2	10,882	1.3	16,231	1.8
Other Sectors	219,877	25.1	215,089	24.8	223,634	25.5
Individuals	**360,850**	**41.1**	**361,077**	**41.6**	**352,672**	**40.1**
\\ Total	**877,500**	**100.0**	**868,687**	**100.0**	**878,571**	**100.0**

loan portfolio

Portfolio by Debtors

Strategy of diversification, with no relevant concentrations of specific clients through the years.



%
30.1
29.3
29.3
29.9
30.5
23.6
22.9
22.9
23.4
24.1
15.0
14.2
14.6
14.8
15.2
9.8
9.4
9.6
10.0
10.1
1.4
1.4
1.4
1.5
1.6
Sept22
Dec
Mar23
June
Sept
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Salaries [1]

%	Sept23	June23	Sept22
1 to 30 days	11.1	11.7	11.4
31 to 60 days	6.2	7.2	7.0
61 to 90 days	6.1	5.7	6.0
91 to 180 days	10.6	10.9	10.8
\\ Short-Term	**34.0**	**35.5**	**35.2**
181 to 360 days	14.9	13.8	15.8
Over 360 days	51.1	50.7	49.0
\\ Medium / Long-Term	**66.0**	**64.5**	**64.8**

(1) Only normal course operations of the Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating

Loan granting processes meant that over **97% of the new crops of loans** were rated AA – C (in 12 months), corresponding to 89% of the total portfolio.

Changes in Expanded Loan Portfolio by Rating between September 2022 and 2023	**Total Credit on September 2023**		**New Customers between October 2022 and September 2023**	
Rating	R$ million	%	R$ million	%
AA - C	781,295	89.0%	55,723	97.1%
D	16,925	1.9%	583	1.0%
E - H	79,280	9.0%	1,092	1.9%
\\ Total	**877,500**	**100.0%**	**57,399**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (In %)

Customer Profile	**Sept23**			**June23**			**Sept22**		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	93.5	0.3	6.1	93.3	0.3	6.4	94.1	0.3	5.6
Micro, Small and Medium-Sized Enterprises	85.0	2.6	12.4	85.1	3.0	11.9	88.0	3.2	8.8
Individuals	86.5	3.2	10.3	85.6	4.1	10.3	87.9	4.0	8.1
\\ Total	**89.0**	**1.9**	**9.0**	**88.5**	**2.4**	**9.1**	**90.4**	**2.4**	**7.2**

expenses with expanded ALL

R$ million	3Q23	2Q23	3Q22	9M23	9M22	Variation % 3Q23 x 2Q23	Variation % 3Q23 x 3Q22	Variation % 9M23 x 9M22
ALL Expenses	(9,217)	(10,362)	(8,587)	(29,305)	(23,786)	(11.0)	7.3	23.2
Income from Credit Recovery	1,160	1,168	1,498	3,258	4,740	(0.7)	(22.6)	(31.3)
Impairment of Financial Assets	(179)	(432)	233	(892)	2,691	(58.6)	-	-
Granted Discounts / Other [(1)]	(952)	(690)	(411)	(2,082)	(1,061)	38.0	131.6	96.2
\\ Expanded ALL	**(9,188)**	**(10,316)**	**(7,267)**	**(29,021)**	**(17,416)**	**(10.9)**	**26.4**	**66.6**

(1) Includes the result with BNDU, provision for sureties and guarantees, and others.



Expanded ALL / Expanded Loan Portfolio
%
3.4
1.7
3.3
6.7
4.5
4.3
4.8
4.2
Expanded ALL
R$ billion
5.6
3.4
7.3
14.9
4.9
10.0
9.5
10.3
9.2
3Q20
3Q21
3Q22
4Q
1Q23
2Q
3Q
Large Corporate Client
Without Large Corporate Client
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)
Expanded ALL (Expense) - Without Large Corporate Client / Expanded Loan Portfolio (Annualized)

Reduction of R$1.1 billion in expenses with expanded ALL, representing a 10.9% decrease in the quarter. The improvement in the profile of the mass market portfolio contributed significantly to this reduction.

In an environment still pressed by the economic scenario, the expenses of the quarter remain concentrated in the older crops. The newer crops of loans already show positive results, in line with the new loan strategies adopted.

The ALL stock totaled R$59 billion, representing 9.4% of the loan portfolio (+1.6 p.p. in the year).



ALL - Wholesale and Retail
R$ billion
3.4
3.4
(0.1)
7.3
9.3
(2.0)
9.2
8.8
0.4
3Q21
3Q22
3Q23
Wholesale
Retail

loan indicators

Delinquency Ratios

Total ratio between 15 to 90 days
improvement of 0.3 p.p. q/q

Total ratio over 90 days
(disregarding a specific client)
improvement of 0.1 p.p. q/q

Improvement in every segment of the delinquency between 15 to 90 days, reflecting the quality of new crops that tend to present a lower level of delinquency.

Delinquency over 90 days, disregarding a specific client 100% provisioned, improved 0.1 p.p. in this quarter. The segment of Individuals presents gradual improvement in the months of the third quarter.


15 to 90 days - %
Sept21 Dec Mar22 June Sept Dec Mar23 June Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates


Over 90 days - %
Sept21 Dec Mar22 June Sept Dec Mar23 June Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Considering Large Corporate Client 100% provisioned: (1) 5.9% and 6.1%; and (2) 1.9% and 3.2%.


Over 90 days | Without Assignment - %
R$ billion
Sept21 Dec Mar22 June Sept Dec Mar23 June Sept
Active Assignment
Total - With Assignment
Total - Without Assignment (2)

(1) Considering Large Corporate Client 100% provisioned: 5.9% and 6.1%; and (2) Considers only the portfolio in default over 90 days.

loan indicators

Coverage Ratios and Provision

Signs of stability in the months of the third quarter due to new crops, which are being produced by a concession policy aimed to lower risk operations. The coverage ratio excluding 100% provisioned operations remained stable, highlighting that 60% of the portfolio in arrears for over 90 days is already 100% provisioned.

Coverage Ratio - %


508
506
384
327
298
310
278
244
235
242
239
297
261
235
218
201
204
182
164
158
156
155
115
111
105
101
98
105
99
92
90
88
87
Sept21
Dec
Mar22
June
Sept
Dec
Mar23
June
Jul
Aug
Sept
Coverage Ratio over 90 Days
Total ALL / Portfolio Overdue for over 90 Days + Renegotiation
Coverage Ratio over 90 Days - Excluding operations 100% provisioned

Portfolio in Arrears


R$ million
18,312
15,031
20,996
17,339
24,904
20,031
27,648
22,366
30,108
25,076
34,269
28,277
40,351
32,906
43,511
36,773
43,710
38,109
Sept21
Dec
Mar22
June22
Sept
Dec
Mar23
June
Sept
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

Composition of the Provision


%
7.7
7.4
7.6
7.7
7.8
8.8
9.3
9.6
9.4
R$ million
44,624
9,968
20,987
13,669
45,236
9,240
20,966
15,030
47,149
9,390
20,373
17,386
48,790
8,749
21,309
18,732
50,334
9,743
19,799
20,792
57,741
11,081
22,809
23,850
60,032
9,397
21,880
28,756
60,196
7,013 *
20,728
32,455
59,137
5,683
19,275
34,179
Expected Losses
Incurred Losses
Sept21
Dec
Mar22
June
Sept
Dec
Mar23
June
Sept
Specific
Generic
Complementary
Total Provision - in relation to the portfolio

* In June 2023, the provision of a Large Corporate client, 100% provisioned in December 2022, was moved from supplementary provision to specific provision.

loan indicators

NPL Creation | 90 Days vs. Write-offs

Improvement of R$1.6 billion in NPL in all segments, equivalent to a reduction of 0.2 p.p. in the representation indicator on the portfolio in the quarter. A large quantity of the total of NPL Creation comes from credits 100% provisioned or with a high level of provisions, originating from the renegotiated portfolio and older crops.

NPL Creation



R$ million
1.5%
1.7%
1.9%
1.9%
1.6%
1.1%
1.2%
1.9%
1.8%
1.6%
9,979
7,191
4,828
2,358
5
3Q22
10,902
8,114
5,068
3,002
45
4Q
11,995
12,026
7,661
3,886
448
1Q23
11,571
(1) 12,186
(2)
7,235
3,615
722
2Q
9,987
(3)
9,987
(4)
6,473
3,325
189
3Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals
NPL Creation / Bacen Portfolio
Without Assignment*

With Large Corporate client 100% provisioned: **(1)** R$13.0 bi; **(2)** R$13.6 bi; **(3)** R$11.7 bi; **(4)** R$11.7 bi; and * Without assignment.

Write-offs



R$ million
4,481
3,157
1,317
7
3Q22
4,913
3,219
1,683
12
4Q
7,366
4,524
2,536
306
1Q23
9,134
6,066
2,849
218
2Q
10,314
6,970
3,127
216
3Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

Gross ALL Expenses X NPL Creation - 90 days



185%
119%
130%
81%
90%
92%
R$ million
7,191
8,587
3Q22
15,008
4,446(1)
8,114
10,562
4Q
11,995
9,726
1Q23
11,571 (2)
10,362
2Q
9,987 (3)
9,217
3Q
NPL Creation - 90 days
Gross ALL Expenses
Large Corporate Client
Gross ALL Expenses / NPL Creation - 90 days - Without Large Corporate Client 100% provisioned
Gross ALL Expenses / NPL Creation - 90 days

(1) It does not include provision for sureties and guarantees in the amount of R$405 mi; and considering Large Corporate client 100% provisioned; **(2)** R$13.0 bi; and **(3)** R$11.7 bi.

Renegotiated portfolio

Evolution of the balance of the Portfolio

R$ billion


28.2
4.9
23.3
32.6
5.3
27.3
34.4
5.3
29.1
36.4
4.6
31.8
38.0
4.2
33.8
39.0
4.3
34.7
Sept21
Sept22
Dec
Mar23
June
Sept
Originated from portfolio in write-off
Originated from active portfolio

Maintenance of the level of provisioning at high levels and improvement of 0.2 p.p. of delinquency in comparison to the previous quarter.

Renegotiated Portfolio / Bacen Portfolio

%


4.9
4.7
4.9
5.0
5.1
5.2
5.7
6.1
6.2
Sept21
Dec
Mar22
June
Sept
Dec
Mar23
June
Sept

Provision (ALL) / Renegotiated Portfolio

%


63.1
62.3
62.3
62.7
62.5
63.3
63.3
61.6
62.0
Sept21
Dec
Mar22
June
Sept
Dec
Mar23
June
Sept

Delinquency ratio over 90 days | Renegotiated Portfolio

%


15.8
17.8
18.7
18.2
19.8
21.6
23.1
23.7
23.5
Sept21
Dec
Mar22
June
Sept
Dec
Mar23
June
Sept

fee and commission income

R$ million	3Q23	2Q23	3Q22	9M23	9M22	Variation % 3Q23 x 2Q23	Variation % 3Q23 x 3Q22	Variation % 9M23 x 9M22
Card Income	3,677	3,655	3,599	10,952	10,209	0.6	2.2	7.3
Checking Account	1,726	1,795	1,908	5,369	5,801	(3.8)	(9.5)	(7.4)
Asset Management	844	778	792	2,402	2,343	8.5	6.6	2.5
Consortia	588	525	477	1,683	1,659	12.0	23.3	1.4
Collections and Payments	531	547	574	1,637	1,730	(2.9)	(7.5)	(5.4)
Loans Operations	535	533	641	1,617	2,076	0.4	(16.5)	(22.1)
Custody and Brokerage Services	350	341	360	1,031	1,079	2.6	(2.8)	(4.4)
Underwriting / Financial Advisory Services	526	246	220	917	692	113.8	139.1	32.5
Other	335	336	285	1,006	854	(0.3)	17.5	17.8
\\ Total	**9,112**	**8,756**	**8,856**	**26,614**	**26,443**	**4.1**	**2.9**	**0.6**
\\ Business Days	**64**	**61**	**65**	**188**	**189**	**3**	**(1)**	**(1)**

Card Income

Growth in all the presented periods, reflecting the increase of traded volume, which surpassed the mark of R$80 billion (+2% vs. 3Q22), portraying an expansion of the card penetration, with emphasis on the High Income that increased its representativeness in the card portfolio by 9 p.p. in 12 months (3Q23 vs. 3Q22).

Volume Traded - Credit Cards

R$ million



59,665
78,363
79,537
79,779
78,810
80,170
3Q21
3Q22
4Q
1Q23
2Q
3Q

Checking Account

Revenues influenced by our strategy of adapting the portfolio to our client's profile, aiming to offer services that are more and more suitable and attractive to our more than 38 million account holders.

Checking Account Holders

In million



35.4
38.0
38.0
38.3
38.3
38.3
3Q21
3Q22
4Q
1Q23
2Q
3Q

Loans Operations

Stable revenues in the quarter, maintaining representativeness in about 6% of the total fee and commission income.

Asset Management

Revenues growing in all periods presented, still in a scenario of risk aversion and high interest rates. These results reflect the efforts of the Asset Management to capture opportunities in the market by means of proprietary analysis and a qualified team, offering products appropriate to the client profile and creating strategic partnerships.

Investments Funds and Managed Portfolios

R$ billion



1,075
1,093
1,102
1,107
1,129
1,156
3Q21
3Q22
4Q
1Q23
2Q
3Q



Number of Outstanding Consortium Quotas

In thousands


1,526
1,573
1,570
1,533
1,497
1,525
1,214
1,206
1,160
1,127
1,100
1,125
82
114
158
156
150
153
230
254
251
251
247
247
3Q21
3Q22
4Q
1Q23
2Q
3Q
Real Estate
Trucks
Auto

Consortia

Double-digit growth in the quarter with the resumption of the increase in active quotas, mainly in the automobile segment. Digital sales showed growth of 88% in the year (9M23 vs. 9M22) and, in parallel, the Agro Bradesco Consortium had revenues of more than R$1 billion in nine months.

Underwriting / Financial Advisory Services

Good performance in the quarter, reflecting efforts in capturing business opportunities in the capital market in all segments. We advised in 89 operations in 3Q23, totaling about R$108 billion in transaction value. Below are the main highlights by segment:

Fixed Income: Coordination of 78 transactions with a volume of about R$86 billion.

Variable Income: Coordination of six operations with a volume of about R$14 billion.

Mergers and Acquisitions: Advisory services in five transactions, totaling about R$9 billion.

Custody - In the 3Q23, we registered over R$2 trillion of assets under custody.

Assets under Custody

R$ billion


▲ 6%
▲ 2%
1,993
2,109
2,122
2,119
2,188
2,227
3Q21
3Q22
4Q
1Q23
2Q
3Q

operating expenses

R$ million	3Q23	2Q23	3Q22	9M23	9M22	Variation % 3Q23 x 2Q23	Variation % 3Q23 x 3Q22	Variation % 9M23 x 9M22
\\ Personnel Expenses	**(6,206)**	**(6,155)**	**(6,219)**	**(18,392)**	**(17,438)**	**0.8**	**(0.2)**	**5.5**
Payroll, Social Charges, Benefits and Training	(5,239)	(5,073)	(5,057)	(15,253)	(14,160)	3.3	3.6	7.7
Management and Employee Profit Sharing	(596)	(706)	(911)	(2,013)	(2,525)	(15.6)	(34.6)	(20.3)
Terminations Costs and Provision for Labor Claims	(371)	(376)	(251)	(1,126)	(753)	(1.3)	47.8	49.5
\\ Administrative Expenses	**(5,651)**	**(5,559)**	**(5,573)**	**(16,628)**	**(16,000)**	**1.7**	**1.4**	**3.9**
Outsourced Services	(1,408)	(1,405)	(1,373)	(4,098)	(3,931)	0.2	2.5	4.2
Data Processing and Communication	(950)	(963)	(1,048)	(2,973)	(3,005)	(1.3)	(9.4)	(1.1)
Depreciation and Amortization	(1,064)	(1,039)	(916)	(3,138)	(2,630)	2.4	16.2	19.3
Facilities (1)	(679)	(662)	(681)	(1,994)	(1,991)	2.6	(0.3)	0.2
Financial System Services	(383)	(365)	(286)	(1,036)	(831)	4.9	33.9	24.7
Advertising and Marketing	(328)	(311)	(477)	(926)	(1,370)	5.5	(31.2)	(32.4)
Transportation	(209)	(188)	(212)	(593)	(606)	11.2	(1.4)	(2.1)
Other (2)	(630)	(626)	(580)	(1,870)	(1,636)	0.6	8.6	14.3
\\ Other Operating Expenses Net of Revenue	**(1,571)**	**(1,360)**	**(626)**	**(4,275)**	**(2,211)**	**15.5**	**151.0**	**93.3**
Expenses with Marketing of Cards	(601)	(460)	(617)	(1,530)	(1,533)	30.7	(2.6)	(0.2)
Civil and Tax Contingencies	(295)	(163)	374	(304)	19	81.0	-	-
Claims	(130)	(168)	(233)	(451)	(719)	(22.4)	(44.2)	(37.3)
Other	(545)	(570)	(150)	(1,991)	21	(4.3)	263.3	-
\\ Total Operating Expenses	**(13,428)**	**(13,074)**	**(12,418)**	**(39,295)**	**(35,649)**	**2.7**	**8.1**	**10.2**

(1) Contemplates Asset Maintenance and Rentals; and **(2)** Includes Water, Electricity and Gas, Travels and Materials.

86.1 thousand employees

Personnel Expenses – The transactions in all comparative periods reflect the effect of the collective bargaining agreement that took place in September 2023, which included the readjustment of 4.58% in wages and in benefits (2022: 8% in wages and 10% in benefits).

Administrative Expenses – Variations due to costs with third-party services and financial systems, given the increase in turnover, in addition to investments in technology, increasingly highlighting our commitment to balance between operational efficiency and quality in the services offered. We continuously optimize our service network, to provide the best experience for the client and drive business creation in an agile and assertive way.

Branches / Business Units / Service Centers



8,626
8,148
7,930
7,773
7,527
7,477
4,629
4,281
4,169
4,119
4,009
3,958
967
996
897
799
731
765
3,030
2,871
2,864
2,855
2,787
2,754
Sept21
Sept22
Dec
Mar23
June
Sept
Branches
Business Units
Service Centers

Other Operating Expenses, Net of Income – The increase in the quarter is a reflection of the higher expenses in card trading and civil contingencies. In the other comparative periods, the variations are influenced by the movement of civil and law contingencies.

dynamics of the insurance business

3Q23

Income	Quarterly ROAE	Revenues
R$2,354MM (-0.8% q/q; +57.5% y/y)	23.9%	R$28,165MM (+10.6% q/q; +12.0% y/y)

The Grupo Bradesco Seguros recorded, in the first nine months of 2023, revenues of R$78.6 billion and net income of R$6.5 billion (+10.9% and +32.5% vs. 9M22, respectively). The accrued ROAE of the period had a significant evolution of 18.6% to 22.0%, and financial income grew 15.5%, reaching R$5.8 billion. The expansion of revenue, the good performance of the net interest income, the improvement of the acquisition cost ratio and the stability of the administrative efficiency ratio, which remains at one of the best levels of the last quarters, have all contributed to the advancement of the operating income, which totaled R$13.1 billion in the year (+25.6% vs. 9M22).

Technical provisions grew by 10.4%, reaching R$350 billion, and the Financial Assets evolved 9.1%, to R$374 billion. In indemnities and benefits, R$40 billion were paid in the year (+12% vs. 9M22).

The good performance reflects the consistency of the Insurance Group's strategy of action, focused on strengthening the commercial areas of the Group's companies, and the investments in technology carried out in the last quarters to the order of R$2 billion, which accelerated the company's digital transition, reducing expenses, optimizing processes and providing important advances in the digital journey and experience of both the client and the broker.

In an environment of strong incentive for innovation, the Group implemented several projects relating to digital transformation and involving the massive use of data, as well as several others focused on customer-centric. By September 2023, sales through digital means grew 32.6%, surpassing R$2.4 billion. For the coming months, several initiatives are planned that will promote even more facilities in the digital journeys of clients and brokers, based on demands from research that are systematically promoted by the Group.

In the Health sector, the growth of Bradesco Saúde awards exceeded 19%, with emphasis on the regional plans. In the Dental segment, it is important to mention the performance of Odontoprev, the market leader dental operator in which the Insurance Group owns about 53% of the capital and that, in the last 12 months, earned a net income over R$500 million for the first time.

Atlântica Hospitais e Participações, also a part of the Grupo Bradesco Seguros, announced an agreement to acquire 20% of the share capital of Grupo Santa, the largest hospital network in the Midwestern region, region experience strong economic growth supported by the Agribusiness sector. Operating for 60 years, Grupo Santa has eight hospitals, two radiological centers, 1,350 beds, and serves more than one million people annually. Operation subject to regulatory approval.

In Social Security, where contributions grew by about 13%, Bradesco Vida e Previdência has expanded its investment funds grid and the participation of third-party managers, also reinforcing the focus on products with long-term attributes and with risk coverage. The company also created an advising structure in the period of payment of social security benefits, which began operating in the third quarter.

In the Auto segment, with 15% premium growths, Bradesco Seguros has launched an exclusive cover for electric vehicles, and offered, in celebration of the Day of the Truck Driver in September, special conditions for the hiring of Bradesco Seguro Caminhão (Truck Insurance), that supported the growth of the portfolio.

statement of income from insurance

R$ million	3Q23	2Q23	3Q22	9M23	9M22	Variation % 3Q23 x 2Q23	Variation % 3Q23 x 3Q22	Variation % 9M23 x 9M22
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	16,689	16,082	14,410	47,817	41,271	3.8	15.8	15.9
Retained Claims	(11,555)	(11,090)	(10,002)	(33,721)	(29,050)	4.2	15.5	16.1
Capitalization Bond Draws and Redemptions	(1,442)	(1,253)	(1,482)	(4,056)	(4,223)	15.1	(2.7)	(4.0)
Selling Expenses	(811)	(973)	(917)	(2,747)	(2,595)	(16.6)	(11.6)	5.9
Financial Results	1,744	2,074	1,460	5,841	5,058	(15.9)	19.4	15.5
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**4,624**	**4,841**	**3,469**	**13,134**	**10,461**	**(4.5)**	**33.3**	**25.6**
Fee and Commission Income	459	427	438	1,323	1,278	7.5	4.7	3.6
Personnel Expenses	(534)	(519)	(466)	(1,539)	(1,359)	2.9	14.4	13.3
Other Administrative Expenses	(507)	(502)	(410)	(1,445)	(1,166)	0.8	23.6	23.9
Others	(340)	(460)	(605)	(1,056)	(1,349)	(26.0)	(43.8)	(21.7)
\\ Operating Income	**3,703**	**3,787**	**2,426**	**10,416**	**7,865**	**(2.2)**	**52.7**	**32.4**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,349)	(1,415)	(931)	(3,920)	(2,963)	(4.7)	45.0	32.3
\\ Lucro Líquido Recorrente	**2,354**	**2,372**	**1,495**	**6,497**	**4,902**	**(0.8)**	**57.5**	**32.5**
Life and Pension Plans	1,301	1,494	727	3,880	2,019	(12.9)	78.9	92.2
Health	262	243	72	615	660	7.8	-	(6.9)
Capitalization Bonds	186	150	135	514	491	24.0	37.4	4.7
Property & Casualty and Others	606	486	561	1,488	1,732	24.8	8.0	(14.1)
\\ Selected Asset Data								
Total Assets	403,679	392,448	369,747	403,679	369,747	2.9	9.2	9.2
Securities	374,143	364,148	342,890	374,143	342,890	2.7	9.1	9.1
Technical Provisions	349,569	340,542	316,560	349,569	316,560	2.7	10.4	10.4
Shareholder's Equity (1)	38,143	36,663	33,293	38,143	33,293	4.0	14.6	14.6

(1) In September 2023, the shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$23,705 million.

Income from insurance operations at high levels, with a growth of 33.3% vs. 3Q22



Net Income and ROAE
%
18.1
17.0
21.2
18.2
24.5
23.9
R$ million
1,543
1,495
1,893
1,770
2,372
2,354
575
603
229
136
727
561
72
135
1,077
578
81
157
1,085
397
110
179
1,494
486
243
150
1,301
606
262
186
3Q21
3Q22
4Q
1Q23
2Q
3Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

The good performance of all segments in the quarter is due to the increase of revenue, the improvement in the acquisition cost ratio and the positive performance of the financial income. The comparison with the previous quarter was impacted by the good financial income of the 2Q23, which was influenced by the behavior of the economic and financial ratios.

Performance 3Q23 vs. 3Q22	Revenues	Claims	Marketing Index	Financial Results
Life and Pension Plans	▲	▼	▼	▲
Health	▲	▲	▲	▲
Capitalization Bonds	▼	-	-	▲
Property & Casualty and Others	▲	▲	▲	▼

We also highlight the increase in the commercialization of products using the features available in the digital channels, whose revenues in 9M23 surpassed R$2.4 billion, totaling more than 2.3 million transactions.

The Minimum Capital Required (MCR) in Sept23 amounted to R$13.7 billion.

revenues and operating income from insurance

Premium Issued, Pension Contributions and Capitalization Revenues – Revenues and Administrative Efficiency Ratio


%
3.7
3.8
3.7
3.7
3.5
3.6
3.7
4.1
3.7
R$ million
21,150
10,187
1,590
1,506
7,867
3Q21
21,222
10,157
1,755
1,270
8,040
4Q
22,114
10,598
1,717
1,593
8,206
1Q22
23,645
11,416
2,086
1,569
8,574
2Q
25,149
11,870
2,429
1,719
9,131
3Q
24,495
11,168
2,312
1,488
9,527
4Q
24,997
11,338
2,135
1,574
9,949
1Q23
25,463
11,380
2,410
1,451
10,222
2Q
28,165
13,422
2,501
1,656
10,585
3Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Capitalization Bonds
Health
Administrative Efficiency Ratio

Retained Claims


%
82.5
81.6
79.7
80.9
80.5
80.2
82.1
81.1
80.9
R$ million
25,596
21,254
4,342
9M21
34,220
29,191
5,029
12M21
8,791
8,279
512
3M22
19,048
18,188
860
6M22
29,050
27,901
1,149
9M22
39,417
38,105
1,312
12M22
11,076
10,941
135
3M23
22,166
21,943
223
6M23
33,721
33,449
272
9M23
Claims Reported - Covid-19
Retained Claims
Claims

Income From Insurance, Pension Plans and Capitalization Bonds


R$ million
3,213(*)
4,578
2,090
1,365
1,123
3Q21
3,527(*)
4,214
2,065
687
1,462
4Q
3,286(*)
3,798
1,639
512
1,646
1Q22
3,707(*)
4,055
1,959
348
1,748
2Q
3.569(*)
3,758
1,460
289
2,009
3Q
4,300(*)
4,463
2,241
163
2,059
4Q
3,669(*)
3,804
2,023
135
1,646
1Q23
4,481(*)
4,929
2,074
88
2,767
2Q
4,624(*)
4,674
1,744
49
2,881
3Q
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The good performance in revenue, the improvement in the acquisition cost ratio, and the growth of the financial income contributed to the evolution of the operating income in the annual comparison.

technical provisions and insurance activity indicators

Technical Provisions

The technical provisions totaled R$349.6 billion in September 2023, an increase of 10.4% in 12 months and 2.7% in the quarter, with greater provisions in the "Health", "Life" and "Pension" segments.



R$ million
289,111
292,860
301,001
307,819
316,560
324,024
332,905
340,542
349,569
260,782
264,327
271,918
277,831
286,047
292,954
300,734
308,090
316,949
14,918
15,039
15,254
15,598
15,477
15,599
16,572
16,609
16,570
8,492
8,401
8,583
8,803
8,949
9,134
9,163
9,154
9,121
4,918
5,094
5,246
5,587
6,087
6,336
6,435
6,689
6,930
Sept21
Dec
Mar22
June
Sept
Dec
Mar23
June
Sept
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined Ratio / Claims Ratio / Acquisition Cost Ratio

Combined Ratio



%
95.8
90.9
90.5
91.2
89.2
91.8
93.0
91.2
91.3
103.5
101.9
101.4
102.7
101.3
103.5
104.5
101.3
103.0
94.0
97.9
100.2
96.4
90.9
91.1
95.4
93.5
90.1
81.7
58.1
55.8
60.9
55.1
62.8
59.5
63.3
62.4
3Q21
4Q
1Q22
2Q
3Q
4Q
1Q23
2Q
3Q
Life
Health
Auto/P&C
Total (1)

(1) Excluding additional reserves.

Claims Ratio



%
79.8
79.2
82.1
80.2
80.5
92.8
91.5
94.6
91.5
92.4
59.8
58.3
58.7
59.4
57.3
36.4
41.5
42.2
41.3
43.4
35.4
31.4
38.4
36.8
29.1
3Q22
4Q
1Q23
2Q
3Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Acquisition Cost Ratio



%
7.3
7.6
7.1
7.0
6.8
20.6
19.5
19.1
19.7
18.9
15.8
15.1
16.3
16.3
16.4
15.1
14.8
14.8
14.8
14.9
4.4
4.6
4.1
4.0
3.7
3Q22
4Q
1Q23
2Q
3Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Number of Contracts by Type of Risk – Life, Personal Accidents, Loss of Income and Proposals for Pension Plans

In thousand


37,573
2,929
34,644
35,971
2,938
33,033
34,585
2,943
31,642
30,838
2,948
27,890
29,642
2,971
26,671
Sept22
Dec
Mar23
June
Sept
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos

In thousand


3,977
115
3,862
4,040
114
3,926
3,999
111
3,888
3,892
111
3,781
3,871
110
3,761
Sept22
Dec
Mar23
June
Sept
Company Health Plans
Individual Health Plans

Number of Auto/P&C Policyholders

In thousand


3,049
1,471
1,578
3,057
1,509
1,548
3,042
1,532
1,510
3,030
1,507
1,523
3,003
1,492
1,511
Sept22
Dec
Mar23
June
Sept
Auto/Optional Third-Party Liability
P&C

Number of Clients (Active Bonds)

In thousand


3,097
3,185
3,188
3,154
3,146
Sept22
Dec
Mar23
June
Sept

basel

16.0%

Basel Ratio

+0.5 p.p. in the quarter

Tier I Capital
13.4%
+0.5 p.p. q/q

Common Equity Ratio
11.8%
+0.4 p.p. q/q

R$ million

Total RWA
R$942,435
-1.4% in the quarter
2Q23: R$956,140

Credit Risk
R$834,953
-2.4% in the quarter
2Q23: R$855,319

Market Risk
R$21,101
+18.3% in the quarter
2Q23: R$17,843

Operational Risk
R$86,381
+4.1% in the quarter
2Q23: R$82,978

Improvement of +0.5 p.p. in the Tier I Ratio (vs. June23), with higher internal capital generation (net income) and reduction of risk-weighted assets (RWA).

%



15.2
13.7
1.1
12.7
1.4
Sept21
15.8
13.7
1.2
12.5
2.1
Dec
15.7
13.7
1.2
12.5
2.0
Mar22
15.6
13.3
1.4
11.9
2.3
June
15.8
13.6
1.5
12.1
2.2
Sept
14.8
12.4
1.5
11.0
2.4
Dec
15.1
12.6
1.5
11.1
2.5
Mar23
15.5
12.9
1.5
11.4
2.7
June
16.0
13.4
1.6
11.8
2.5
Sept
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

Changes in the Tier I Ratio in the quarter



%
Limits since April, 2022(1)
9.50% Tier 1
8.00% Capital Principal
12.9
1.5
11.4
June23
0.5
Net Income 3Q23
(0.3)
Interest on Shareholders' Equity
0.2
Effects of Prudential Adjustments
0.1
Risk-Weighted Assets (2)
13.4
1.6
11.8
Sept23
Common Equity
Additional Capital

(1) They refer to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I ratio and 8.0% for the common equity; and
(2) It considers the effect of BCB Resolution No. 229, which amends the criteria for calculating the RWA, effective on July 1, 2023.

indicators, guidance & economic perspectives

	3Q23	2Q23	3Q22	9M23	9M22
\\ Main Indicators (%)					
Interbank Deposit Certificate (CDI)	3.22	3.15	3.31	9.92	8.91
Ibovespa	(1.29)	15.91	11.66	6.22	4.97
USD – Commercial Rate	3.91	(5.14)	3.22	(4.03)	(3.12)
General Market Price Index (IGP-M)	(0.49)	(4.65)	(1.43)	(4.93)	6.61
Extended Consumer Price Index (IPCA)	0.61	0.76	(1.32)	3.50	4.09
Business Days (#)	64	61	65	188	189
Calendar Days (#)	92	91	92	273	273
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.0076	4.8192	5.4066	5.0076	5.4066
CDS 5 years (Points)	188	177	313	188	313
Selic - Base Interest Rate (% p.a.)	12.75	13.75	13.75	12.75	13.75
BM&F Fixed Rate (% p.a.)	11.06	11.72	13.21	11.06	13.21

Guidance 2023

Guidance 2023	Disclosed	Realized 9M23
Expanded Loan Portfolio	1% to 5%	(0.1%)
Net Interest Income	2% to 6%	(1.3%)
Fee and Commission Income	2% to 6%	0.6%
Operating Expenses (Personnel + Administrative Expenses + Other)	7% to 11% (1)	10.2%
Income from Insurance, Pension Plans and Capitalization Bonds	21% to 25%	25.6%
Expanded ALL - R$ billion	R$36.5 to R$39.5	R$29.0

(1) Administrative and personnel expenses grow in line with inflation.

Bradesco Forecast

%	2023	2024
USD - Commercial Rate (year-end) - R$	5.00	4.80
Extended Consumer Price Index (IPCA)	4.8	3.6
General Market Price Index (IGP-M)	(5.0)	5.0
Selic (year-end)	11.75	9.25
Gross Domestic Product (PIB)	2.7	2.0

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